PROSPECTUS SUPPLEMENT
(To Prospectus dated August 10, 1995)
                           $300,000,000
                       GEORGIA POWER COMPANY
                      a subsidiary of The Southern Company
                            First Mortgage Bonds
                     Secured Medium-Term Notes
            Due From One to 40 Years From Date of Issue

        Georgia Power Company (the "Company") may from time to time offer its First Mortgage Bonds, Secured Medium-Term Notes (the "Notes"), in an aggregate principal amount of up to $300,000,000, subject to reduction as a result of the sale of other new First Mortgage Bonds or new Class A Preferred Stock as described in the accompanying Prospectus. The Notes will be offered at varying maturities from one to 40 years from their dates of issue and may be subject to redemption at  the option  of the Company  or
repayment  at the  option of  the holder  prior to maturity.   Each Note
will bear interest at a fixed rate (a "Fixed Rate Note") or at a floating rate (a "Floating Rate Note") determined by reference to the Commercial Paper Rate, LIBOR, the Treasury Rate, the CD Rate, the Prime Rate, the J.J. Kenny Rate, the CMT Rate or any other Base Rate set forth in a pricing supplement (each a "Pricing Supplement") to this Prospectus Supplement, as adjusted by the Spread or Spread Multiplier, if any, applicable
to such Note.  See "Description of Notes."
    The issue price, any applicable interest rate or interest formula, the maturity, any interest payment dates, any redemption or repayment provisions and any other terms relating to each Note will be established at the time of issuance of such Note and set forth therein and in the applicable Pricing Supplement.
    Each Note will be represented by either a global security registered in the name of The Depository Trust Company, as Depositary, a nominee thereof, or another depositary (a "Book-Entry Note"), or a certificate issued in definitive
form   (a  "Certificated  Note"),  as  set  forth  in  the  applicable  Pricing
Supplement.   Interests in  Book-Entry Notes  will be shown  on, and  transfers thereof will be effected only through, records maintained by the Depositary and its participants. See "Description of Notes--Book-Entry Notes."

    Unless otherwise indicated in the applicable Pricing Supplement, Notes will be issued in denominations of $1,000 and integral multiples thereof.
    Unless otherwise indicated in the applicable Pricing Supplement, interest on each Fixed Rate Note will accrue from its date of issue and will be payable either semi-annually on each June 1 and December 1 or annually on each June 1, at maturity or upon earlier redemption. Interest on each Floating Rate Note will accrue from its date of issue and will be payable monthly, quarterly, semi-annually or annually, as set forth in the applicable Pricing Supplement, at maturity or upon earlier redemption.
                           _________________________
    THESE  SECURITIES  HAVE  NOT   BEEN  APPROVED  OR  DISAPPROVED  BY  THE
    SECURITIES AND EXCHANGE  COMMISSION OR ANY STATE  SECURITIES COMMISSION
    NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
    SUPPLEMENT,   ANY  PRICING   SUPPLEMENT  OR   THE   PROSPECTUS.     ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               Price to     Agents' Commission or  Proceeds to Company(2)(3)
              Public(1)         Discount (2)


 Per Note      100.000%          .150%-.750%            99.850%-99.250%
 Total . .   $300,000,000   $450,000 - $2,250,000 $299,550,000 - $297,750,000




(1) The Notes will be issued at 100% of their principal amount except as may be provided in the applicable Pricing Supplement.
(2) The Company will pay Lehman Brothers, Lehman Brothers Inc., Donaldson, Lufkin & Jenrette Securities Corporation, J.P. Morgan Securities Inc., Salomon Brothers Inc and Smith Barney Inc. (each an "Agent" and collectively, the "Agents") a commission ranging from .150% to .750% of the principal amount of any Note, depending upon the maturity of the Note, sold through such Agent; provided that the commission paid to an Agent with regard to the sale of a Note with a term of 30 years to up to and including 40 years will be determined at the time of such sale. The Company has agreed to indemnify each Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Plan of Distribution of Notes."
(3) Before deducting other expenses payable by the Company estimated to be $370,000.
    The Notes are being offered on a continuing basis by the Company through the Agents, each of which has agreed to use its reasonable best efforts to solicit offers to purchase such Notes. In addition, the Notes may be sold to any Agent, as principal, for resale to investors and other purchasers at a fixed public offering price or at varying prices related to prevailing market prices at the time of resale, in either case as determined by such Agent. The Company also may sell the Notes directly to investors on its own behalf or to or through such other agents as the Company shall designate from time to time. The Notes will not be listed on any securities exchange, and there can be no assurance that the Notes will be sold or that there will be a secondary market for any of the Notes. The Company reserves the right to withdraw, cancel or modify the offer made hereby without notice. The Company or the Agent that solicits any offer may reject such offer in whole or in part. See "Plan of Distribution of Notes."

LEHMAN BROTHERS
    DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION
        J.P. MORGAN SECURITIES INC.

             SALOMON BROTHERS INC
                 SMITH BARNEY INC.


November 29, 1995

                              DESCRIPTION OF NOTES
    The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of the new First Mortgage Bonds set forth under "Description of New Bonds" in the accompanying Prospectus, to which reference is hereby made. The following description will apply to the Notes unless otherwise specified in the applicable Pricing Supplement.

General
    The Notes will be issued as one or more series of new Bonds under the Mortgage referred to in the accompanying Prospectus. The Notes offered hereby will be limited in aggregate principal amount to $300,000,000, subject to reduction as a result of the sale of other new First Mortgage Bonds or new Class A Preferred Stock as described in the accompanying Prospectus.
    Each Note will be issued initially as either a Book-Entry Note or a Certificated Note in fully registered form without coupons. Except as set forth under "Book-Entry Notes," Book-Entry Notes will not be issuable in certificated form.
    The Notes will be offered on a continuing basis and will mature on any Business Day (as defined below) from one to 40 years from the date of issue, as selected by the initial purchaser and agreed to by the Company, and may be subject to redemption prior to maturity at the price or prices specified in the applicable Pricing Supplement. The Notes may be subject to prepayment or repurchase by the Company at the option of the holder at the prices and during the periods specified in the applicable Pricing Supplement. Each Note will bear interest at either (a) a fixed rate, or (b) a floating rate determined by reference to the interest rate basis or combination of interest rate bases (the "Base Rate") specified in the applicable Pricing Supplement that may be adjusted by a Spread or Spread Multiplier (each as defined below).

    The authorized denominations of the Notes will be $1,000 and integral multiples thereof, unless otherwise indicated in the applicable Pricing Supplement.
    "Business Day" means any day, other than a Saturday or Sunday, that is (a) neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in The City of New York and (b) with respect to LIBOR Notes (as defined below), a London Banking Day. "London Banking Day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.
    The Pricing Supplement relating to each Note will describe the following terms: (1) whether such Note is a Fixed Rate Note or a Floating Rate Note; (2) the price (expressed as a percentage of the aggregate principal amount thereof) at which such Note will be issued (the "Issue Price"); (3) the date on which such Note will be issued (the "Original Issue Date"); (4) the date on which such Note will mature (the "Stated Maturity"); (5) if such Note is a Fixed Rate Note, the rate per annum at which such Note will bear interest; (6) if such
Note is a Floating Rate Note, the Base Rate, the Initial Interest Rate, the Interest Reset Period, the Interest Reset Dates, the Interest Payment Period, the Interest Payment Dates, the Index Maturity, the Maximum Interest Rate and the Minimum Interest Rate, if any, and the Spread or Spread Multiplier, if any (all as defined below), and any other terms relating to the particular method of calculating the interest rate for such Note; (7) whether such Note may be redeemed or is subject to repayment or repurchase prior to Stated Maturity and, if so, the provisions relating to such redemption, repayment or repurchase; (8) whether such Note will be issued as a Book-Entry or Certificated Note; and (9) any other terms of such Note not inconsistent with the provisions of the Mortgage.
    "Maturity" means the date on which the principal of a Note becomes due and payable in full in accordance with its terms and the terms of the Mortgage, whether at Stated Maturity, upon acceleration, redemption, repayment or otherwise.
    Investors should consult their own tax advisor in determining the federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the Notes.

Payment of Principal and Interest

    Unless otherwise specified in the applicable Pricing Supplement, principal and any premium and interest payable at Maturity in respect of a Note will be paid in immediately available funds upon surrender of such Note at the principal corporate trust office of the Trustee.
    Unless otherwise specified in the applicable Pricing Supplement, payments of interest on Notes (other than Global Securities (as hereinafter defined) and other than interest payable at Maturity) will be made by mailing a check to the holder at the address of such holder appearing on the register maintained by the Trustee on the applicable Regular Record Date (as defined below) or, at the option of the Company, by wire transfer to an account at a bank located within the United States as designated by such holder not less than 15 calendar days prior to the applicable Interest Payment Date. Notwithstanding the foregoing, a holder of $10,000,000 or more in aggregate principal amount of Notes of like tenor and terms with the same Interest Payment Date shall upon written request be entitled to receive payments of interest (other than at Maturity) by wire transfer but only if appropriate payment instructions have been received in writing by the Trustee not less than 15 calendar days prior to the applicable Interest Payment Date.
    Except as provided below with respect to Floating Rate Notes, any payment required to be made in respect of a Note on a date that is not a Business Day for such Note need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on such date, and no additional interest shall accrue as a result of such delayed payment.

    Interest payable and punctually paid or duly provided for on any Interest Payment Date will be paid to the person in whose name a Note is registered at the close of business on the Regular Record Date next preceding such Interest Payment Date; provided, however, that interest payable at Maturity will be payable to the person to whom principal shall be payable. The first payment of interest on any Note with an Original Issue Date between a Regular Record Date and an Interest Payment Date will be made on the Interest Payment Date following the next succeeding Regular Record Date to the registered owner on such next Regular Record Date (unless the Company elects, in its sole discretion, to pay such interest on the first Interest Payment Date after the Original Issue Date). The "Regular Record Date" with respect to any Interest Payment Date shall be the date fifteen calendar days (unless otherwise specified in the applicable Pricing Supplement) immediately preceding such Interest Payment Date whether or not such date shall be a Business Day.
Fixed Rate Notes
    Each Fixed Rate Note will bear interest from its Original Issue Date at the rate per annum stated on the face thereof until the principal amount thereof is paid or made available for payment. Unless otherwise set forth in an applicable Pricing Supplement, interest on each Fixed Rate Note will be payable semi-annually on each June 1 and December 1 or annually on each June 1 (each an "Interest Payment Date") and at Maturity. Each payment of interest in respect of an Interest Payment Date shall include interest accrued to but excluding such Interest Payment Date. Interest on Fixed Rate Notes will be computed on the basis of a 360-day year of twelve 30-day months.
Floating Rate Notes
    Each Floating Rate Note will bear interest from its Original Issue Date at rates determined by reference to the Base Rate plus or minus the Spread, if any, or multiplied by the Spread Multiplier, if any (each as specified in the applicable Pricing Supplement), until the principal thereof is paid or made available for payment. The "Spread" is the number of basis points (one basis point equals one-hundredth of a percentage point) specified in the applicable Pricing Supplement as being applicable to such Floating Rate Note, and the "Spread Multiplier" is the percentage specified in the applicable Pricing Supplement as being applicable to such Note. Any Floating Rate Note may also have either or both of the following: (a) a maximum numerical interest rate limitation, or ceiling, on the rate of interest which may accrue during any interest period (the "Maximum Interest Rate"); and (b) a minimum numerical interest rate limitation, or floor, on the rate of interest which may accrue during any interest period (the "Minimum Interest Rate"). The applicable

Pricing Supplement will designate one of the following Base Rates as applicable to each Floating Rate Note: (1) the Commercial Paper Rate (a "Commercial Paper Rate Note"), (2) LIBOR (a "LIBOR Note"), (3) the Treasury Rate (a "Treasury Rate Note"), (4) the CD Rate (a "CD Rate Note"), (5) the Prime Rate (a "Prime Rate Note"), (6) the J.J. Kenny Rate (a "J.J. Kenny Rate Note"), (7) the CMT Rate (a "CMT Rate Note") or (8) such other Base Rate as is set forth in the Pricing Supplement.

    The rate of interest on each Floating Rate Note will be reset daily, weekly, monthly, quarterly, semi-annually or annually (the "Interest Reset Period"), as specified in the applicable Pricing Supplement. Unless otherwise specified in the applicable Pricing Supplement, the date or dates on which interest will be reset (each an "Interest Reset Date") will be, in the case of Floating Rate Notes that reset daily, each Business Day; in the case of
Floating Rate Notes (other than Treasury Rate Notes) that reset weekly, Wednesday of each week; in the case of Treasury Rate Notes that reset weekly, Tuesday of each week (except as set forth below); in the case of Floating Rate Notes that reset monthly, the third Wednesday of each month; in the case of Floating Rate Notes that reset quarterly, the third Wednesday of each March, June, September and December; in the case of Floating Rate Notes that reset semi-annually, the third Wednesday of the two months of each year specified in the applicable Pricing Supplement; and in the case of Floating Rate Notes that reset annually, the third Wednesday of the month of each year specified in the applicable Pricing Supplement. If any Interest Reset Date for any Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Reset Date shall be postponed to the next day that is a Business Day, except, in the case of a LIBOR Note, if such Business Day is in the next succeeding calendar month, such Interest Reset Date shall be the immediately preceding Business Day. If an auction falls on a day that is an Interest Reset Date for Treasury Rate Notes, the Interest Reset Date shall be the following day that is a Business Day.
    Interest on each Floating Rate Note will be payable monthly, quarterly, semi-annually or annually (the "Interest Payment Period"). Except as provided below or in the applicable Pricing Supplement, the date or dates on which interest will be payable (each an "Interest Payment Date") will be, in the case of Floating Rate Notes with a monthly Interest Payment Period, the third Wednesday of each month; in the case of Floating Rate Notes with a quarterly Interest Payment Period, the third Wednesday of March, June, September and December of each year; in the case of Floating Rate Notes with a semi-annual
Interest Payment Period, the third Wednesday of the two months of each year specified in the applicable Pricing Supplement; and in the case of Floating Rate Notes with an annual Interest Payment Period, the third Wednesday of the month of each year specified in the applicable Pricing Supplement. If any Interest Payment Date for any Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Payment Date shall be postponed to the next day that is a Business Day, except that in the case of a LIBOR Note, if such Business Day is in the next succeeding calendar month, such Interest Payment Date shall be the immediately preceding Business Day.
    Interest payments on each Interest Payment Date for Floating Rate Notes (except in the case of Floating Rate Notes which reset daily or weekly) will include accrued interest from and including the Original Issue Date or from and including the last date in respect of which interest has been paid or duly provided for, as the case may be, to, but excluding, such Interest Payment Date. In the case of Floating Rate Notes that reset daily or weekly, interest payments will include accrued interest from and including the Original Issue Date or from but excluding the last date in respect of which interest has been paid or duly provided for, as the case may be, to, and including, the Record Date immediately preceding the applicable Interest Payment Date. At Maturity the interest payable will include interest accrued from and including the Original Issue Date or from and including the last date in respect of which interest has been paid or duly provided for (except in the case of Floating Rate Notes that reset daily or weekly for which such last date is excluded), as the case may be, to, but excluding, Maturity. Accrued interest will be calculated by multiplying the principal amount of a Floating Rate Note by an accrued interest factor. This accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which accrued interest is being calculated. The interest factor (expressed as a decimal) for each such day will be computed by dividing the interest rate applicable to such day by 360, in the case of Commercial Paper Rate Notes, LIBOR Notes, CD Rate Notes, Prime Rate Notes and J.J. Kenny Rate Notes, or by the actual number of days in the year, in the case of Treasury Rate Notes and CMT Rate Notes. The interest rate in effect on each day will be (a) if such day is an Interest Reset Date, the interest rate with respect to the Interest

Determination Date (as defined below) pertaining to such Interest Reset Date, or (b) if such day is not an Interest Reset Date, the interest rate with respect to the Interest Determination Date pertaining to the next preceding Interest Reset Date, subject in either case to any Maximum or Minimum Interest Rate limitation referred to above and to any adjustment by a Spread or a Spread Multiplier referred to above; provided, however, that (i) the interest rate in effect for the period from the Original Issue Date to the first Interest Reset Date set forth in the Pricing Supplement with respect to a Floating Rate Note will be the "Initial Interest Rate" specified in the applicable Pricing Supplement; and (ii) the interest rate in effect for the ten calendar days immediately prior to Maturity will be that in effect on the tenth calendar day preceding such Maturity.
    The "Interest Determination Date" pertaining to an Interest Reset Date for a Commercial Paper Rate Note, a CD Rate Note, a Prime Rate Note, a J.J. Kenny Rate Note and a CMT Rate Note will be the second Business Day next preceding such Interest Reset Date. The Interest Determination Date pertaining to an Interest Reset Date for a LIBOR Note will be the second London Banking Day next preceding such Interest Reset Date. The Interest Determination Date pertaining to an Interest Reset Date for a Treasury Rate Note will be the day of the week in which such Interest Reset Date falls on which Treasury bills of the Index Maturity specified on the face of the Treasury Rate Notes are auctioned. Treasury bills are normally sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that such auction may be held on the preceding Friday. If, as the result of a legal holiday, an auction is so held on the preceding Friday, such Friday will be the Interest Determination Date pertaining to the Interest Reset Date occurring in the next succeeding week.
    The "Calculation Date," where applicable, pertaining to an Interest Determination Date is the tenth calendar day after such Interest Determination Date or, if any such day is not a Business Day, the next succeeding Business Day.

    "Index Maturity" means, with respect to a Floating Rate Note, the period to maturity of the instrument or obligation on which the interest rate formula is based, as specified in the applicable Pricing Supplement.
    Unless otherwise specified in the applicable Pricing Supplement, Chemical Bank shall be the calculation agent (the "Calculation Agent") with respect to the Floating Rate Notes. Upon request of the holder of any Floating Rate Note, the Calculation Agent will provide the interest rate then in effect and, if determined, the interest rate which will become effective on the next Interest Reset Date with respect to such Floating Rate Note. For purposes of calculating the rate of interest payable on Floating Rate Notes, the Company will enter into an agreement with the Calculation Agent. The Calculation Agent's determination of any interest rate shall be final and binding in the absence of manifest error.
    Commercial Paper Rate Notes
    Commercial Paper Rate Notes will bear interest at the interest rates (calculated with reference to the Commercial Paper Rate and the Spread or Spread Multiplier, if any) specified in the Commercial Paper Rate Notes and in the applicable Pricing Supplement.

    Unless otherwise indicated in the applicable Pricing Supplement, "Commercial Paper Rate" means, with respect to any Interest Determination Date, the Money Market Yield (calculated as described below) of the rate on such date for commercial paper having the Index Maturity designated in the applicable Pricing Supplement as published by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") in "Statistical Release H. 15(519), Selected Interest Rates," or any successor publication of the Federal Reserve Board ("H. 15(519)"), under the heading "Commercial Paper." In the event that such rate is not published by 3:00 p.m., New York City time, on the Calculation Date pertaining to such Interest Determination Date, then the Commercial Paper Rate with respect to such Interest Determination Date shall be the Money Market Yield of the rate on such Interest Determination Date for commercial paper having the Index Maturity designated in the applicable Pricing Supplement as published by the Federal Reserve Bank of New York in its daily statistical release, "Composite 3:30 p.m. Quotations for U.S. Government Securities" or any successor publication ("Composite Quotations") under the heading "Commercial Paper." If by 3:00 p.m., New York City time, on such Calculation Date such rate is not yet published in either H.15 (519) or

Composite Quotations, the Commercial Paper Rate for such Interest Determination Date shall be calculated by the Calculation Agent and shall be the Money Market Yield of the arithmetic mean of the offered rates as of 11:00 a.m., New York City time, on such Interest Determination Date of three leading dealers of commercial paper in The City of New York selected by the Calculation Agent for commercial paper having the Index Maturity designated in the applicable Pricing Supplement placed for an industrial issuer whose bond rating is "AA", or the equivalent, from a nationally recognized securities rating agency; provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, the Commercial Paper Rate with respect to such Interest Determination Date will be the Commercial Paper Rate in effect on such Interest Determination Date (or, if there is no previous Interest Reset Period, the Initial Interest Rate).

    "Money Market Yield" shall be a yield (expressed as a percentage rounded, if necessary, to the nearest one hundred-thousandth of a percent) calculated in accordance with the following formula:

                 Money Market Yield =      D x 360      X 100
                                        360 - (D x M)

where "D" refers to the per annum rate for commercial paper, quoted on a bank discount basis and expressed as a decimal; and "M" refers to the actual number of days in the period for which interest is being calculated.
    LIBOR Notes

    LIBOR Notes will bear interest at the interest rates (calculated with reference to LIBOR and the Spread or Spread Multiplier, if any) specified in the LIBOR Notes and in the applicable Pricing Supplement.
    Unless otherwise indicated in the applicable Pricing Supplement, "LIBOR" will be determined by the Calculation Agent in accordance with the following provisions:
        (i) With respect to any Interest Determination Date relating to a LIBOR Note, LIBOR will be either, as specified in the applicable Pricing
    Supplement: (a) the arithmetic mean of the offered rates for deposits in U.S. dollars for the period of the Index Maturity specified in the applicable Pricing Supplement, commencing on the second London Business Day immediately following such Interest Determination Date, that appear on the Reuters Screen LIBO Page as of 11:00 A.M., London time, on the Interest Determination Date, if at least two such offered rates appear on the Reuters Screen LIBO Page ("LIBOR Reuters"), or (b) the rate for deposits in U.S. dollars having the Index Maturity designated in the applicable Pricing Supplement, commencing on the second London Business Day immediately following such Interest Determination Date, that appears on the Telerate Page 3750 as of 11:00 A.M., London time, on such Interest Determination Date ("LIBOR Telerate"). Unless otherwise indicated in the applicable Pricing Supplement, "Reuters Screen LIBO Page" means the display designated as page "LIBO" on the Reuters Monitor Money Rate Service (or such other page as may replace the LIBO page on that service for the purpose of displaying London interbank offered rates of major banks) and "Telerate Page 3750" means the display designated as page "3750" on the Telerate Service (or such other page as may replace the 3750 page on that service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If neither LIBOR Reuters nor LIBOR Telerate is specified in the applicable Pricing Supplement, LIBOR will be determined as if LIBOR Telerate had been specified. In the case where (a) above applies, if fewer than two offered rates appear on the Reuters Screen LIBO Page, or, in the case where (b) above applies, if no rate appears on the Telerate Page 3750, as applicable, LIBOR in respect of such Interest Determination Date will be determined as if the parties had specified the rate described in (ii) below.
        (ii) With respect to any Interest Determination Date to which this provision applies, LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars having the Index Maturity designated in the applicable Pricing Supplement are offered at approximately 11:00 A.M.,
    London time, on such Interest Determination Date by four major banks ("Reference Banks") in the London interbank market selected by the Calculation Agent to prime banks in the London interbank market commencing on the second London Business Day immediately following such Interest Determination Date and in a principal amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. The Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, LIBOR for such Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two quotations are provided, LIBOR for such Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., New York City time, on such Interest Determination Date by three major banks in The City of New York selected by the Calculation Agent for loans in U.S. dollars to leading European banks having the Index Maturity designated in the applicable Pricing Supplement commencing on the second London Business Day immediately following such Interest Determination Date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR with respect to such Interest
    Determination Date will be LIBOR then in effect on such Interest Determination Date (or, if there is no previous Interest Reset Period, the Initial Interest Rate).

    Treasury Rate Notes

    Treasury Rate Notes will bear interest at the interest rates (calculated with reference to the Treasury Rate and the Spread or Spread Multiplier, if
any) specified in the Treasury Notes and in the applicable Pricing Supplement. Unless otherwise indicated in the applicable Pricing Supplement, "Treasury
Rate" means, with respect to any Interest Determination Date, the rate for the most recent auction of direct obligations of the United States ("Treasury bills") having the Index Maturity designated in the applicable Pricing Supplement as published in H.15(519) under the heading "U.S. Government Securities-Treasury bills-auction average (investment)" or, if not so published by 3:00 p.m., New York City time, on the Calculation Date pertaining to such Interest Determination Date, the auction average rate (expressed as a bond equivalent, on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) as otherwise announced by the United States Department of the Treasury. In the event that the results of the auction of Treasury bills having the Index Maturity designated in the applicable Pricing Supplement are not published or reported as provided above by 3:00 p.m., New York City time, on such Calculation Date or if no such auction is held in a particular week, then the Treasury Rate shall be calculated by the Calculation Agent and shall be a yield to maturity (expressed as a bond equivalent, on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 p.m., New York City time, on such Interest Determination Date, of three leading primary United States government securities dealers selected by the Calculation Agent for the issue of Treasury bills with a remaining maturity closest to the Index Maturity designated in the applicable Pricing Supplement; provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, the Treasury Rate with respect to such Interest Determination Date will be the Treasury Rate in effect on such Interest Determination Date (or, if there is no previous Interest Reset Period, the Initial Interest Rate).
    CD Rate Notes
    CD Rate Notes will bear interest at the interest rates (calculated with reference to the CD Rate and the Spread or Spread Multiplier, if any) as specified in the CD Rate Notes and in the applicable Pricing Supplement.

    Unless otherwise indicated in the applicable Pricing Supplement, "CD Rate" means, with respect to any Interest Determination Date, the rate on such date for negotiable certificates of deposit having the Index Maturity designated in the applicable Pricing Supplement as published in H.15(519) under the heading "CDs (Secondary Market)." In the event that such rate is not published by 3:00 p.m., New York City time, on the Calculation Date pertaining to such Interest Determination Date, the CD Rate will be the rate on such Interest Determination Date for negotiable certificates of deposit having the Index Maturity designated in the applicable Pricing Supplement as published in Composite Quotations under the heading "Certificates of Deposit." If by 3:00 P.M., New

York City time, on such Calculation Date such rate is not published in either H.15(519) or Composite Quotations, then the CD Rate on such Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the secondary market offered rates as of 10:00 A.M., New York City time, on such Interest Determination Date of three leading non-bank dealers in negotiable U.S. dollar certificates of deposit in The City of New York selected by the Calculation Agent for negotiable certificates of deposit of major United States money market banks of the highest credit standing (in the market for negotiable certificates of deposit) with a remaining maturity closest to the Index Maturity designated in the applicable Pricing Supplement in a denomination of $5,000,000; provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, the CD Rate with respect to such Interest Determination Date will be the CD Rate in effect on such Interest Determination Date (or, if there is no previous Interest Reset Period, the Initial Interest Rate).
    Prime Rate Notes
    Prime Rate Notes will bear interest at the interest rates (calculated with reference to the Prime Rate and the Spread or Spread Multiplier, if any) specified in the Prime Rate Notes and in the applicable Pricing Supplement.

    Unless otherwise indicated in the applicable Pricing Supplement, "Prime Rate" means, with respect to any Interest Determination Date, the rate on such date published in H.15(519) under the heading "Bank Prime Loan." In the event that such rate is not published by 9:00 A.M., New York City time, on the Calculation Date pertaining to such Interest Determination Date, then the Prime Rate with respect to such Interest Determination Date will be determined by the Calculation Agent and will be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen NYMF Page as such bank's prime rate or base lending rate as in effect for such Interest Determination Date. If fewer than four such rates but more than one such rate appear on the Reuters Screen NYMF Page for such Interest Determination Date, the Prime Rate shall be the arithmetic mean of the prime rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such Interest Determination Date by four major money center banks in The City of New York selected by the Calculation Agent. If fewer that two such rates appear on the Reuters Screen NYMF Page, the Prime Rate will be determined by the Calculation Agent on the basis of the rates furnished in The City of New York by the appropriate number of substitute banks or trust companies organized and doing business under the laws of the United States, or any State thereof, having total equity capital of at least $500,000,000 and being subject to supervision or examination by federal or state authority, selected by the Calculation Agent to provide such rate or rates; provided, however, that if the banks selected as aforesaid are not quoting as mentioned in this sentence, the Prime Rate with respect to such Interest Determination Date will be the Prime Rate in effect on such Interest Determination Date (or, if there is no previous Interest Reset Period, the Initial Interest Rate). "Reuters Screen NYMF Page" means the display designated as page "NYMF" on the Reuters Monitor Money Rates Service (or such other page as may replace the NYMF page on that service for the purpose of displaying prime rates or base lending rates of major United States banks).

    J.J. Kenny Rate Notes

    J.J. Kenny Rate Notes will bear interest at the interest rates (calculated with reference to the J.J. Kenny Rate and the Spread or Spread Multiplier, if
any) as specified in the J.J. Kenny Rate Notes and in the applicable Pricing Supplement.
    Unless otherwise indicated in the applicable Pricing Supplement, "J.J. Kenny Rate" means, with respect to any Interest Determination Date, the rate equal to the rate in the high grade weekly index (the "Weekly Index") on such date made available by Kenny Information Systems ("Kenny") to the Calculation Agent. The Weekly Index is, and shall be, based upon 30-day yield evaluations at par of bonds, the interest on which is exempt from Federal income taxation under the Internal Revenue Code of 1986, as amended, of not less than five high grade component issuers selected by Kenny which shall include, without limitation, issuers of general obligation bonds. The specific issuers included among the component issuers may be changed from time to time by Kenny in its discretion. The bonds on which the Weekly Index is based shall not include any bonds on which the interest is subject to a minimum tax or similar tax under the Internal Revenue Code of 1986, as amended, unless all tax-exempt bonds are subject to such tax. In the event Kenny fails to make available such Weekly Index prior to the relevant Calculation Date, a successor indexing agent will be selected by the Calculation Agent, such index to reflect the prevailing rate for bonds rated in the highest short-term rating category by Moody's Investors Service, Inc. and Standard & Poor's Corporation in respect of issuers most closely resembling the high grade component issuers selected by Kenny for its Weekly Index, the interest on which is (A) variable on a weekly basis, (B) exempt from Federal income taxation under the Internal Revenue Code of 1986, as amended, and (C) not subject to a minimum tax or similar tax under the Internal Revenue Code of 1986, as amended, unless all tax-exempt bonds are subject to such tax. If such successor indexing agent is not available, the rate for any Interest Determination Date shall be 67% of the rate determined if the Treasury Rate option had been originally selected.
    CMT Rate Notes
    CMT Rate Notes will bear interest at the interest rates (calculated with reference to the CMT Rate and the Spread or Spread Multiplier, if any) as specified in the CMT Rate Notes and in the applicable Pricing Supplement.
    Unless otherwise indicated in the applicable Pricing Supplement, "CMT Rate" means, with respect to any Interest Determination Date, the rate displayed on the Designated CMT Telerate Page (as defined below) under the caption "...Treasury Constant Maturities... Federal Reserve Board Release H.15... Mondays Approximately 3:45 P.M.," under the column for the Designated CMT Maturity Index (as defined below) for (i) if the Designated CMT Telerate Page is 7055, the rate on such Interest Determination Date and (ii) if the Desig-nated CMT Telerate Page is 7052, the week, or the month, as applicable, ended immediately preceding the week in which such Interest Determination Date occurs. If such rate is no longer displayed on the relevant page, or if not displayed by 3:00 P.M., New York City time, on the related Calculation Date, then the CMT Rate for such Interest Determination Date will be such Treasury Constant Maturity rate for the Designated CMT Maturity Index as published in the relevant H.15(519). If such rate is no longer published, or if not published by 3:00 P.M., New York City time, on the related Calculation Date, then the CMT Rate for such Interest Determination Date will be such Treasury Constant Maturity rate for the Designated CMT Maturity Index (or other United States Treasury rate for such Designated CMT Maturity Index) for the applicable Interest Determination Date with respect to such Interest Reset Date as may then be published by either the Federal Reserve Board or the United States
Department of the Treasury that the Calculation Agent determines to be comparable to the rate formerly displayed on the Designated CMT Telerate Page and published in the relevant H.15(519). If such information is not provided by 3:00 P.M., New York City time, on the related Calculation Date, then the CMT Rate for the applicable Interest Determination Date will be calculated by the Calculation Agent and will be a yield to maturity, based on the arithmetic mean of the secondary market closing offer side prices as of approximately 3:30 P.M., New York City time, on such Interest Determination Date reported, accord-ing to their written records, by three leading primary United States government securities dealers (each, a "Reference Dealer") in The City of New York selected by the Calculation Agent (from five such Reference Dealers selected by the Calculation Agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for the most recently issued direct noncallable fixed rate obligations of the United States ("Treasury Notes") with an original maturity of approximately the Designated CMT Maturity Index and a remaining term to maturity of not less than such Designated CMT Maturity Index minus one year. If the Calculation Agent cannot obtain three such Treasury Note quotations, the CMT Rate for such Interest Determination Date will be calculated by the Calculation Agent and will be a yield to maturity based on the arithmetic mean of the secondary market offer side prices as of approximately 3:30 P.M., New York City time, on the applicable Interest Determination Date of three Reference Dealers in The City of New York (from five such Reference Dealers selected by the Calculation Agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for Treasury Notes with an original maturity of the number of years that is the next highest to the Designated CMT Maturity Index and a remaining term to maturity closest to such Designated CMT Maturity Index and in an amount of at least $100,000,000. If three or four (and not five) of such Reference Dealers are quoting as described above, then the CMT rate will be based on the arithmetic mean of the offer prices obtained and neither the highest nor the lowest of such quotes will be eliminated; provided, however, that if fewer than three Reference Dealers selected by the Calculation Agent are quoting as described herein, the CMT Rate will be the CMT Rate in effect on the applicable Interest Determination Date (or, if there is no previous Interest Reset Period, the Initial Interest Rate). If two Treasury Notes with an original maturity as described in the third preceding sentence have remaining terms to maturity equally close to the Designated CMT Maturity Index, the quotes for the Treasury Note with the shorter remaining term to maturity will be used.

    "Designated CMT Telerate Page" means the display on the Dow Jones Telerate Service on the page designated in the applicable Pricing Supplement (or any other page as may replace such page on that service for the purpose of displaying Treasury Constant Maturities as reported in H.15(519)), for the purpose of displaying Treasury Constant Maturities as reported in H.15(519). If no such page is specified in the applicable Pricing Supplement, the Designated CMT Telerate Page shall be 7052, for the most recent week.
    "Designated CMT Maturity Index" means the original period to maturity of the U.S. Treasury securities (either 1, 2, 3, 5, 7, 10, 20, or 30 years) specified in the applicable Pricing Supplement with respect to which the CMT Rate will be calculated. If no such maturity is specified in the applicable Pricing Supplement, the Designed CMT Maturity Index shall be 2 years.
Extension of Maturity

    The Pricing Supplement relating to each Note (other than an Amortizing Note (as defined below)) will indicate whether the Company will have the option to extend the Stated Maturity of such Note for one or more periods up to but not beyond a date set forth in such Pricing Supplement (an "Extendible Note"). If the Company has such option with respect to any such Note, the procedures relating thereto will be as set forth in the applicable Pricing Supplement.

Renewable Notes

    The  Pricing Supplement  relating to  each Note  (other than  an Amortizing
Note) will indicate whether the term of all or any portion of any such Note may be renewed by the holder in accordance with the procedures described in such Pricing Supplement.
Redemption and Repurchase

    The Pricing Supplement relating to each Note will indicate either that such Note cannot be redeemed prior to Stated Maturity or that such Note will be redeemable at the option of the Company on a date or dates specified prior to Stated Maturity at a price or prices, set forth in the applicable Pricing Supplement, together with accrued interest to the date of redemption. The Notes will not be subject to any sinking fund.
    Notes may be subject to prepayment or repurchase by the Company at the option of the holder at the prices and during the periods specified in the applicable Pricing Supplement and may otherwise be subject to repayment prior to Stated Maturity as set forth therein.
    The Company may at any time purchase Notes at any price or prices in the open market or otherwise. Notes so purchased by the Company may be held or resold or, at the discretion of the Company, may be surrendered to the Trustee for cancellation.
Amortizing Notes

    The Company may from time to time offer Notes for which payments of principal and interest are made in installments over the life of the Note ("Amortizing Notes"). Interest on each Amortizing Note will be computed as set forth in the Pricing Supplement relating to such Note. If so specified in such Pricing Supplement, payments with respect to Amortizing Notes will be applied first to interest due and payable thereon and then to the reduction of the unpaid principal amount thereof. A table setting forth repayment information with respect to each Amortizing Note and other information regarding such Note will be included in the applicable Pricing Supplement or will be provided to the original purchaser of such Note and will be available, upon request, to subsequent holders thereof.
Book-Entry Notes
    The Depository Trust Company, New York, New York ("DTC") will act as securities depositary for the Book-Entry Notes. The Book-Entry Notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully-registered Global Security will be issued for each issue of the Notes, each in the aggregate principal amount of such issue, and will be deposited with DTC. If, however, the aggregate principal amount of any issue exceeds $200,000,000 one Global Security will be issued with respect to each $200,000,000 of principal amount and an additional Global Security will be issued with respect to any remaining principal amount of such issue.
    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc.
Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.
    Purchases of Book-Entry Notes under DTC's system must be made by or through Direct Participants, which will receive a credit for the Book-Entry Notes on DTC's records. The ownership interest of each actual purchaser of each Book-Entry Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Book-Entry Notes are to be accomplished by entries made on the books of Participants acting on behalf of the Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Book-Entry Notes, except in the event that use of the book-entry system for one or more Book-Entry Notes is discontinued.
    To facilitate subsequent transfers, all Global Securities deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Global Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Book-Entry Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Book-Entry Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
    Redemption notices shall be sent to Cede & Co. If less than all of the Book-Entry Notes within an issue are being redeemed, DTC's current practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

    Neither DTC nor Cede & Co. will consent or vote with respect to Book-Entry Notes. Under its usual procedures, DTC will mail an "Omnibus Proxy" to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Book-Entry Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).
    Principal and interest payments on the Book-Entry Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as in the case of securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.
    DTC may discontinue providing its services as securities depositary with respect to the Book-Entry Notes at any time by giving reasonable notice to the Company or the Agents. Under such circumstances, in the event that a successor securities depositary is not obtained, Certificated Notes will be printed and delivered in exchange for the Book-Entry Notes represented by the Global Securities held by DTC.
    The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, Certificated Notes will be printed and delivered in exchange for the Book-Entry Notes represented by the Global Securities held by DTC.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.
    Neither the Company, the Trustee, any paying agent nor the registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    The following summary describes certain United States federal income tax consequences of the ownership of Notes as of the date hereof. Except where noted, it deals only with Notes held by initial purchasers as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not deal with special situations, such as those of dealers in securities, financial institutions, life insurance companies, United States Holders (as defined below) whose "functional currency" is not the U.S. dollar, tax exempt organizations, persons holding Notes as a hedge against currency risks or as a position in a "straddle," or persons owning (actually or constructively) ten percent or more of the combined voting power of all classes of voting stock of the Company. In addition, the discussion below must be read in conjunction with the discussion of certain federal income tax consequences which may appear in the applicable Pricing Supplement for such Notes. The discussion below is based upon the provisions of the Code and Treasury Regulations (including proposed Treasury Regulations), rulings, and judicial decisions thereunder as of the date hereof. Such authorities may be amended, repealed, revoked, modified (which changes may have retroactive effect) or, in the case of proposed Treasury Regulations, withdrawn or finalized in a form different from such proposed Treasury Regulations, so as to result in federal income tax consequences different from those discussed below. This summary does not purport to cover all the possible tax consequences of the purchase, ownership and disposition of Notes, and it is not intended as tax advice. This summary does not discuss the tax consequences under state, local, or foreign tax laws. Persons considering the purchase, ownership, or disposition of Notes should consult their own tax advisors concerning the federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.
United States Holders
    As  used herein, a "United States Holder" of  a Note means a holder that is
(i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. A "Non-United States Holder" is a holder that is not a United States Holder.

    Payments of Interest. Except as set forth below, interest on a Note will generally be taxable to a United States Holder as ordinary income from domestic sources at the time it is received or accrued in accordance with the United States Holder's method of accounting for tax purposes.
    Original Issue Discount. The following is a summary of the principal United States federal income tax consequences of the ownership of Original Issue Discount Notes (as defined below) by United States Holders.
    A Note may be issued for an amount that is less than its stated redemption price at maturity (the sum of all payments to be made on the Note other than
"qualified stated interest" payments). The difference between the stated redemption price at maturity of the Note and its "issue price," if such difference is at least 0.25 percent of the stated redemption price at maturity multiplied by the number of complete years to maturity, will be "original issue discount" ("OID"). The "issue price" of each Note will be the initial offering price to the public at which a substantial amount of the particular offering is sold.

    Generally, a "qualified stated interest" payment is stated interest that is unconditionally payable at least annually at a single fixed rate, or at a rate ("Variable Rate") which varies among payment periods if such rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds or which is based upon the changes in the yield or price of certain actively traded property or a combination thereof. A rate that reflects a fixed rate minus such Variable Rate (an "Inverse Floating Rate") also constitutes a Variable Rate. Interest is payable at a single fixed rate only if the rate appropriately takes into account the length of the interval between payments. Notes that may be redeemed prior to their maturity date at the option of the issuer are treated from the time of issuance as having a maturity date for federal income tax purposes on such redemption date if such redemption would result in a lower yield to maturity. Notice will be given in the applicable Pricing Supplement when the Company issues Notes that are redeemable prior to maturity and determines that such Notes will be deemed to have a maturity date for federal income tax purposes prior to their maturity.
    In certain cases (e.g., where interest payments are deemed not to be qualified stated interest payments), Notes that bear interest from a non-tax standpoint may be deemed instead to be Original Issue Discount Notes for federal income tax purposes, with the result that the inclusion of interest in income for federal income tax purposes may vary from the actual payments of interest made on such Notes, generally accelerating income for cash method taxpayers. For those purposes, the Treasury Regulations provide rules for determining whether payments on a Note with a Variable Rate will be treated as payments of qualified stated interest. The Pricing Supplement for any series of Notes will specify whether they are Original Issue Discount Notes.
    United States Holders of Original Issue Discount Notes with a maturity upon issuance of more than one year must, in general, include OID in income in advance of the receipt of some or all of the related cash payments. The amount of OID includible in income with respect to the Note is the sum of the "daily portions" of OID with respect to the Note for each day during the taxable year or portion of the taxable year in which such United States Holder held such Note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. Accrual periods may be of any length and may vary in length over the term of the Note provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs at the beginning or the end of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess (if any) of (a) the product of the Note's "adjusted issue price" at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of any qualified stated interest allocable to the accrual period. In determining OID allocable to an accrual period, if an interval between payments of qualified stated interest contains more than one accrual period, the amount of qualified stated interest payable at the end of the interval is allocated on a pro rata basis to each accrual period in the interval and the adjusted issue price at the beginning of each accrual period in the interval must be increased by the amount of any qualified stated interest that has accrued prior to the beginning of the first day of the accrual period but is not payable until the end of the interval. If all accrual periods are of equal length, except for an initial short accrual period, the amount of OID allocable to the initial short accrual period may be computed under any reasonable method. The adjusted issue price of the Note at the start of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period and reduced by any prior payments on such Note that did not constitute qualified stated interest payments. Under these rules, a United States Holder generally will have to include in income increasingly greater amounts of OID in successive accrual periods. The Company is required to report the amount of OID accrued on Notes held of record by persons other than corporations and other exempt holders.
    In the case of Original Issue Discount Notes having a term of one year ("Short-Term Original Issue Discount Notes"), OID is included in income currently either on a straight-line basis or, if the United States Holder so elects, under the constant yield method used generally for OID as described above. However, certain categories of United States Holders (such as individual cash method taxpayers) are not required to include accrued OID on Notes of this type in their income currently unless they elect to do so. If such a United States Holder that does not elect to currently include the OID in income subsequently recognizes a gain upon the disposition of the Note, such gain will be treated as ordinary interest income to the extent of the accrued OID to the date of disposition. Furthermore, such United States Holder may be required to defer deductions for a portion of such United States Holder's interest expense with respect to any indebtedness incurred or maintained to purchase or carry such Note.
    Amortization of Premium. A Note may be considered to have "premium" to the extent that the United States Holder's tax basis in the Note exceeds the amount payable at maturity. A United States Holder generally may elect to amortize the premium over the remaining term of the Note on a constant yield method. Any such election shall apply to all debt securities (other than debt securities the interest on which is excludible from gross income) held by the United States Holder at the beginning of the first taxable year to which the election applies (or thereafter acquired by the United States Holder) and is irrevocable without the consent of the Internal Revenue Service ("IRS"). The amount amortized in any year will be treated as a reduction of the United States Holder's interest income from the Note. Bond premium on a Note held by gain or increase the loss otherwise recognized on disposition of the Note.
    Acquisition Premium. An initial purchaser of Original Issue Discount Notes that pays more than the issue price therefor will have acquisition premium. If a United States Holder purchases an Original Issue Discount Note at a premium (i.e., an amount in excess of the stated redemption price at maturity), it does not include any OID in gross income. A Note purchased in the initial offering for more than the issue price but less than the stated redemption price at maturity possesses acquisition premium. The daily portion of accrued OID on such a Note is reduced by the product of the daily portion of OID (determined without regard to this adjustment) and a fraction the numerator of which is the excess described in the preceding sentence and the denominator of which is all payments to be made on the Note other than qualified stated interest.

    Election to Treat All Interest as OID. A cash or accrual basis United States Holder may elect to treat all interest on any Note as OID and calculate the amount includible in gross income under the constant yield method described above. For the purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. If a United States Holder makes this election for a Note with amortizable bond premium, the election is treated as an election under the amortizable bond premium provisions described above and the electing United States Holder will be required to amortize bond premium for all of the holder's other debt instruments with amortizable bond premium. The election is to be made for the taxable year in which the United States Holder acquires the Note, and may not be revoked without the consent of the IRS. United States Holders should consult with their own tax advisors about this election.
    Sale, Exchange, and Retirement of Notes. A United States Holder's tax basis in a Note will, in general, be the United States Holder's cost therefor, increased by all accrued OID and reduced by any amortized premium and any cash payments on the Note other than qualified stated interest payments. Upon the sale, exchange, or retirement of a Note, a United States Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, or retirement (except to the extent attributable to accrued interest) and the adjusted tax basis of the Note. Except as described above with respect to certain Short-Term Original Issue Discount Notes, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, or retirement the Note has been held for more than one year.

Under current law, net capital gains are, under certain circumstances, taxed at lower rates than ordinary income. The deductibility of capital losses is subject to limitations.
    Extendible Notes. A Note may provide that the Company has the option to extend the maturity of a Note at maturity or that a holder may have the option of causing the Company to prepay or repurchase a Note. A discussion of the federal income tax consequences to a United States Holder of these events will be contained in the applicable Pricing Supplement.

Non-United States Holders

    Non-United States Holders generally will not be subject to United States federal withholding tax on the interest income (including any OID) on any Note, provided that (i) the Non-United States Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of Code
Section 871(h)(3), (ii) the Non-United States Holder is not a controlled foreign corporation related to the Company through stock ownership, and (iii) the Non-United States Holder provides the correct certification of Non-United States Holder status (which may generally be satisfied by providing an IRS Form W-8 certifying that the beneficial owner is not a United States Holder and providing the name and address of the beneficial owner).
    A Non-United States Holder generally will not be subject to United States federal income tax on gain realized from the sale or exchange of a Note. Under certain conditions, a Non-United States Holder may be subject to United States federal income taxes on gain and interest received with respect to a Note (even if no withholding of taxes is required). Such income taxation may occur, for example, if the Non-United States Holder (i) is engaged in a trade or business in the United States and gain and interest on a Note are effectively connected with the conduct of that trade or business or (ii) is an individual present in the United States for 183 days or more during the taxable year. Such taxation is beyond the scope of this summary and should be discussed with a tax advisor. If interest is effectively connected with the conduct of a trade or business in the United States by a Non-United States Holder, withholding of United States federal income tax may be required unless the Non-United States Holder files with the Company or its paying agent an IRS form stating that the interest is so effectively connected.
    A Note held by an individual who is not a citizen or resident of the United States at the time of such holder's death will not be subject to United States federal estate tax, provided that any interest received on the Note, if received by the holder at the time of the holder's death, would not be effectively connected with the conduct of a trade or business in the United States and the individual does not own, actually or constructively, at the date of death, 10% or more of all classes of stock of the Company entitled to vote within the meaning of Code Section 871(h)(3).
Backup Withholding and Information Reporting

    In general, if a United States Holder fails to furnish a correct taxpayer identification number, fails to report dividend and interest income in full, or fails to certify that such holder has provided a correct taxpayer identification number and that the holder is not subject to withholding, the

Company may withhold a 31 percent federal backup withholding tax on amounts paid to the holder. An individual's taxpayer identification number is such person's social security number.
    Payments in respect of a Note made within the United States by the Company or any of its paying agents are generally subject to backup withholding at a rate of 31 percent. Information reporting and backup withholding do not apply to payments made on a Note if the certification described in clause (iii) under "Non-United States Holders" above is received, provided the payor does not have actual knowledge that the holder is a United States person. Special rules may apply with respect to the payment of the proceeds from the sale of a Note to or through foreign offices of certain brokers.
    The backup withholding tax is not an additional tax and may be credited against a holder's regular federal income tax liability or refunded by the IRS where applicable.

                         PLAN OF DISTRIBUTION OF NOTES
    The Notes are being offered on a continuing basis by the Company through the Agents, each of which has agreed to use its reasonable best efforts to solicit purchases of the Notes. The Company will pay each Agent a commission of .150% to .750% of the principal amount of each Note, depending on its maturity, sold through such Agent on an agency basis; provided that the commission paid to an Agent with regard to the sale of a Note with a term of 30 years to up to and including 40 years will be determined at the time of such sale. The Company may also sell Notes to any Agent, acting as principal, for resale to investors and other purchasers. Unless otherwise indicated in the applicable Pricing Supplement, any Note sold to an Agent as principal will be purchased by such Agent at a price equal to 100% of the principal amount thereof less a percentage equal to the commission applicable to an agency sale of a Note of identical maturity. Any such Note may be resold by such Agent to one or more investors or other purchasers, including other dealers, from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices related to prevailing market prices at the time of resale. Unless otherwise indicated in the applicable Pricing Supplement, if any Note is resold by an Agent to any dealer at a discount, such discount will not be in excess of the discount received by such Agent from the Company. After the initial public offering of any Notes to be resold by an Agent to investors and other purchasers at a fixed public offering price, the public offering price and discounts may be changed. The Company has agreed to reimburse the Agents for certain expenses in connection with the offering of the Notes.
    The Notes may also be sold by the Company directly to investors or to or through such other agents as the Company shall designate from time to time. No commission will be payable on Notes sold directly to investors by the Company.
    The Company will have the sole right to accept offers to purchase Notes and may reject any proposal to purchase Notes in whole or in part. Each Agent will have the right, in its discretion reasonably exercised, to reject in whole or in part any offer to purchase Notes received by it.

    The Notes will not have an established trading market when issued. The Notes will not be listed on any securities exchange. Each Agent may make a market in the Notes, but such Agent is not obligated to do so and may discontinue any market-making at any time without notice. There can be no assurance of a secondary market for any Notes, or that the Notes will be sold.
    The Agents and certain affiliates thereof engage in transactions with and perform services for the Company and its affiliates in the ordinary course of business.

    The Company has agreed to indemnify each Agent against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Each Agent (and each other dealer, if any, who purchases Notes for resale to the public) may be deemed to be an "underwriter" within the meaning of the Securities Act with respect to Notes sold through it.

PROSPECTUS

                          Georgia Power Company
                     a subsidiary of The Southern Company

                             First Mortgage Bonds

                            Class A Preferred Stock
                         (Stated Value $25 Per Share)








      Georgia Power Company ("GEORGIA") may sell its First Mortgage Bonds (the "new First Mortgage Bonds") and Class A Preferred Stock, stated value $25 per share (the "new Class A Preferred Stock"), aggregating up to $300,000,000 in principal amount or stated value, as the case may be, in one or more transactions. See "Plan of Distribution."

      An accompanying Prospectus Supplement (the "Prospectus Supplement") will set forth the original principal amount, maturity date, interest rate provisions, redemption provisions and other terms of each series of the new First Mortgage Bonds and the number of shares, dividend rate provisions, redemption provisions and other terms of each class of the new Class A Preferred Stock.





   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                _______________



Dated: August 10, 1995

      No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus or any accompanying Prospectus Supplement and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus and any accompanying Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby or thereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus or any accompanying Prospectus Supplement nor any sale made hereunder or thereunder shall under any circumstances create the implication that there has been no change in the affairs of GEORGIA since the respective dates of this Prospectus and any such Prospectus Supplement.


      IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SECURITIES HEREBY OFFERED OR OTHER SECURITIES OF GEORGIA AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


      GEORGIA is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "SEC"). Such reports and other information can be inspected and copied at the offices of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.; 500 West Madison Street, Suite 1400, Chicago, Ill.; and 13th Floor, Seven World Trade Center, New York, N.Y. Copies of this material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Certain securities of GEORGIA are listed on the New York Stock Exchange, and reports and other information concerning GEORGIA can be inspected at the office of such Exchange.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents, which have heretofore been filed by GEORGIA with the SEC pursuant to the Exchange Act, are incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

      1. Annual Report on Form 10-K for the year ended December 31, 1994.

      2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

      3. Current Reports on Form 8-K dated February 15, 1995 and May 17, 1995.

      All documents subsequently  filed by  GEORGIA with the  SEC pursuant  to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering hereunder shall be deemed to be incorporated by reference in this Prospectus and to be made a part hereof from their respective dates of filing.

      GEORGIA hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Requests for such copies should be directed to Warren Y. Jobe, Executive Vice President, Treasurer and Chief Financial Officer, Georgia Power Company, 333 Piedmont Avenue, N.E., Atlanta, Georgia 30308, (404) 526-6526.

                             SELECTED INFORMATION

      The following material, which is presented herein solely to furnish limited introductory information regarding GEORGIA, has been selected from, or is based upon, the detailed information and financial statements appearing in the documents incorporated herein by reference or elsewhere in this Prospectus, is qualified in its entirety by reference thereto and, therefore, should be read together therewith.

                                         Georgia Power Company

        Business  . . . . . . . . . . . . . . . .   Generation, transmission, distribution
                                                    and sale of electric energy
        Service Area  . . . . . . . . . . . . . .   Approximately 57,200 square miles
                                                    comprising most of the State of Georgia

        Service Area Population (1990 Census) . .   Approximately 6,200,000

        Customers at December 31, 1994  . . . . .   1,673,432

        Generating Capacity at December 31, 1994
        (kilowatts) . . . . . . . . . . . . . . .   13,943,725

        Sources of Generation during 1994
        (kilowatt-hours)  . . . . . . . . . . . .   Coal (75%), Nuclear (22%), Hydro (3%),
                                                    Oil and Gas (less than 0.5%)
        Sources of Generation Estimated for 1995
        (kilowatt-hours)  . . . . . . . . . . . .   Coal (76%), Nuclear (21%), Hydro (2%),
                                                    Oil and Gas (1%)

                                       Selected Financial Information             12 Months
                                                                                    Ended
                                                   Year Ended December 31,         May 31,
                                                                                   1995(3)
                                        1990(1) 1991(2)  1992    1993    1994(3) (Unaudited)


                                                     (Millions, Except Ratios)

        Operating Revenues(4) . . . . . $4,446  $4,301  $4,297  $4,451   $4,162     $4,192
        Income Before Interest Charges    $769  $1,006  $1,003  $1,033     $925       $979

        Net Income After Dividends
          on Preferred Stock  . . . . .   $208    $475    $521    $570     $526      $596
        Ratio of Earnings to
          Fixed Charges(5)  . . . . . .   1.91    2.85    3.15    3.46     3.65      4.10
        Ratio of Earnings to Fixed
          Charges Plus Preferred
          Dividend Requirements
          (Pre-Income Tax Basis)(6) . .   1.57    2.36    2.59    2.88     2.99      3.33



                                                                    Capitalization as of
                                                                        March 31, 1995
                                                                  Actual     As Adjusted(7)
                                                                      (Millions Except
                                                                        Percentages)
        Common Stock Equity . . . . . . . . . . . . . . . . . .  $4,144   $4,144     48.5%

        Cumulative Preferred Stock  . . . . . . . . . . . . . .     693      768      9.0
        Guaranteed Interest in Preferred Securities of
        Partnership . . . . . . . . . . . . . . . . . . . . . .     100      100      1.2
        Long-Term Debt  . . . . . . . . . . . . . . . . . . . .   3,508    3,532     41.3

        Total, excluding amounts due within one year of
        $790 million  . . . . . . . . . . . . . . . . . . . . .  $8,445   $8,544    100.0%

       (1)   Reflects  a  write-off  of certain  costs  of  Plant  Vogtle,  a two-unit  nuclear generating facility, recorded in 1990 in the after-tax amount of $218,000,000.

       (2) "Income Before Interest Charges" and "Net Income After Dividends on Preferred Stock" for the year ended December 31, 1991 reflect (i) an increase of approximately $89,000,000 as the result of the consummation of a settlement with Gulf States Utilities Company of litigation arising out of certain power sales contracts and (ii) a charge of approximately $33,000,000 after taxes relating to benefits provided pursuant to a voluntary work force reduction program announced in late 1991.
       (3) See "Recent Results of Operations" herein. "Income Before Interest Charges" and "Net Income After Dividends on
             Preferred Stock"  for the year ended  December 31,
             1994  and the twelve  months ended  May 31, 1995 reflect
             charges of approximately $55,000,000 and $3,000,000, respectively, after taxes relating to benefits provided pursuant to work force reduction programs announced in the first quarter of 1994.
       (4) "Operating Revenues" for the year ended December 31, 1990 includes amounts relating to certain energy sales (including sales to affiliates) that formerly were classified as purchased and
             interchanged  power, net.   Such  amounts were reclassified to
             "Operating Revenues" effective December 31, 1991 in accordance with current accounting requirements of the Federal Energy Regulatory Commission.
       (5) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Income Before Interest Charges" all income taxes deducted therefrom and the debt portion of allowance for funds used during construction; and
             (ii) "Fixed Charges" consist of "Net Interest Charges" plus the debt portion of allowance for funds used during construction.
       (6) In computing this ratio, "Preferred Dividend Requirements" represent the before income tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.
       (7) Reflects (i) the sale in April 1995 of $73,535,000 principal amount of Pollution Control Revenue Bonds, 6.10% Series due April 1, 2025, and $75,000,000 principal amount of Pollution Control Revenue Bonds, Variable Rate Series due April 1, 2025, and the redemption in June 1995 of $148,535,000 principal amount of Pollution Control Revenue Bonds, 10 1/8% Series due June 1, 2015; (ii) the sale in May 1995 of $75,000,000 principal amount of First Mortgage Bonds, 7.70% Series due May 1, 2025; (iii) the repurchase in May 1995 of $15,500,000 principal amount of First Mortgage Bonds, 8 3/4% Series due April 1, 2022, $4,000,000 principal amount of
             First Mortgage Bonds, 8 5/8% Series due June 1, 2022, and $20,856,000 principal amount of First Mortgage Bonds, 9.23% Series due December 1, 2019; (iv) the redemption in July 1995 of $84,500,000 principal amount of First Mortgage
             Bonds,  8 3/4% Series  due April  1, 2022,  $35,632,000
             principal amount of First Mortgage Bonds, 8 5/8% Series due June 1, 2022, $15,301,000 principal amount of First Mortgage Bonds, 9.23% Series due December 1, 2019, and
             $100,000,000 principal amount  of First  Mortgage Bonds,
             Variable Rate Remarketed Series due July 1, 2032; and (v) the sale of the new First Mortgage Bonds and new Class A Preferred Stock, assuming amounts of $225,000,000 and $75,000,000, respectively, and no corresponding redemptions or other retirements of outstanding securities.


                                         GEORGIA POWER COMPANY

             GEORGIA is a wholly-owned subsidiary of The Southern Company, a holding company registered under the Public Utility Holding
       Company  Act   of  1935.  GEORGIA  was incorporated under the laws of
       the State of Georgia on June 26,  1930. It is engaged in
       the generation and purchase of electric energy and the transmission, distribution and sale of such energy within the State of Georgia at retail in over 600 communities (including Athens, Atlanta, Augusta, Columbus, Macon, Rome and Valdosta), as well as in rural areas, and at wholesale currently to 39 electric cooperative associations through
       Oglethorpe  Power   Corporation,  a   corporate  cooperative   of
       electric   membership corporations in Georgia, and  to 50
       municipalities, 47 of which are served through the Municipal Electric Authority of Georgia, a public corporation and an instrumentality of the State of Georgia. GEORGIA and one of its affiliates, Alabama Power Company, each owns 50% of the common stock of Southern Electric Generating Company ("SEGCO"). SEGCO owns electric generating units near Wilsonville, Alabama. The principal executive offices of GEORGIA are located at 333 Piedmont Avenue, N.E., Atlanta, Georgia 30308, and the telephone number is (404) 526-6526.

                                            USE OF PROCEEDS

             Except as may be otherwise described in a Prospectus Supplement, the proceeds from the sale of the new First Mortgage Bonds and the new Class A Preferred Stock will be used to pay a portion of GEORGIA's construction program and for other general corporate purposes.

                                       RECENT RESULTS OF OPERATIONS

             For the twelve  months ended May 31,  1995, "Operating  Revenues",
       "Income  Before Interest   Charges"  and   "Net  Income  After
       Dividends  on   Preferred  Stock"  were $4,192,000,000, $979,000,000
       and $596,000,000,  respectively.   In the  opinion of  the
       management of GEORGIA, the above amounts for the twelve months ended May 31, 1995 reflect all adjustments (which were only normal recurring adjustments) necessary to present fairly the results of operations for such period, subject to the effect of such adjustments, if any, as might have been required had the outcome of the uncertainty with respect to the actions of the regulators regarding the recoverability of GEORGIA's investment in the Rocky Mountain pumped
       storage hydroelectric project been known.   The "Ratio of Earnings  to
       Fixed Charges" and the "Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis)" for the twelve months ended May 31, 1995 were 4.10 and 3.33, respectively.

             For information regarding the uncertainty referred to in the preceding paragraph, reference is made to "Item 1 - Business - Construction Programs" in GEORGIA's Annual Report on Form 10-K for the year ended December 31, 1994, incorporated herein by reference.


                                       DESCRIPTION OF NEW BONDS

             The new First Mortgage Bonds may be issued and sold by GEORGIA in one or more series. In the following description, references to the "new Bonds" and the "new Supplemental Indenture" (as hereinafter defined) are to new First Mortgage Bonds of the particular series referred to in the Prospectus Supplement and the new Supplemental Indenture pursuant to which such series is issued.

             General: The new Bonds are to be issued under the Indenture dated as of March 1, 1941, between GEORGIA and Chemical Bank, as Trustee, as supplemented by various supplemental indentures and as to be further supplemented by a supplemental indenture to be dated
       (except as otherwise indicated in the Prospectus Supplement) as of the first day of the calendar month during which the new Bonds are issued (the "new Supplemental Indenture"), all of which are exhibits to the registration statement or incorporated by reference therein and are collectively referred to as the "Mortgage". The statements herein concerning the new Bonds and the Mortgage are an outline and do not purport to be complete descriptions thereof. They make use of defined terms and are qualified in their entirety by express reference to the cited sections and articles of the Mortgage.

             The new Bonds will mature on the date shown in their title set forth in the Prospectus Supplement.

             New Bonds in definitive form will be issued only as registered bonds without coupons in denominations of $1,000 or authorized multiples thereof, or in such other denominations as set forth in the Prospectus Supplement. New Bonds will be exchangeable for a like aggregate principal amount of new Bonds of other authorized denominations, and will be transferable, at the principal corporate trust office of the Trustee in New York City, or at such other office or agency of GEORGIA as GEORGIA may from time to time designate, without payment of any charge other than for any tax or taxes or other governmental charge.

             Any proposed listing of the new Bonds on a securities exchange will be described in the Prospectus Supplement.

             Except as otherwise may be indicated in the Prospectus Supplement, there are no provisions of the Mortgage which are specifically intended to afford holders of the new Bonds protection in the event of a highly leveraged transaction involving GEORGIA.

             Interest Rate Provisions: The Prospectus Supplement will set forth the interest rate provisions of the new Bonds, including the payment dates, the record dates and the rate or rates, or the method of determining the rate or rates (which may involve periodic interest rate settings through remarketing or auction procedures or pursuant to one or more formulae, as described in the Prospectus Supplement).

             Redemption Provisions: The redemption provisions applicable to the new Bonds will be described in the Prospectus Supplement.

             Priority and Security: The new Bonds will rank equally as to security with the bonds of other series presently outstanding under the Mortgage, which is a direct first lien on substantially all GEORGIA's fixed property and franchises, used or useful in its public utility business, subject only to excepted encumbrances, as defined in the Mortgage (Section 1.02).

             The Mortgage  permits, within certain limitations  specified in
       Section 7.05, the acquisition of property already subject to prior liens. Under certain conditions specified in Section 7.14, additional indebtedness secured by such prior liens may be issued to the extent of 60% of the cost to GEORGIA or the fair value at date of acquisition, whichever is less, of the net property additions made by GEORGIA to the property subject to such prior lien.

             Improvement Fund Requirement: Pursuant to the new Supplemental Indenture and similar provisions of the supplemental indentures creating other series of bonds currently outstanding under the Mortgage (other than 31 series of bonds aggregating $1,026,970,000 in principal amount issued and outstanding at March 31, 1995, as collateral security for certain pollution control obligations), the annual improvement fund requirement applicable to the new Bonds and the bonds of each such other series, which must be satisfied on or before June 1 in each year, is equal to 1% of the principal amount of bonds of each such series authenticated prior to the preceding January 1 (less bonds of such series retired directly or indirectly as a result of the release of property). The improvement fund requirements may be satisfied in cash or in principal amount of bonds authenticated under the Mortgage or to the extent of 60% of the cost or fair value, whichever is less, of unfunded net property additions. Any cash so deposited is to be used by the Trustee for the redemption at their then special redemption prices or other retirement of bonds of such series as may be designated by GEORGIA (subject to such limitation, if any, as to the new Bonds as set forth in the Prospectus Supplement and except as to limitations which have been or may be established in the supplemental indentures creating other series of bonds) or may be withdrawn by GEORGIA against the deposit of bonds or to the extent of 60% of unfunded net property additions.

             Replacement Requirement: By Section 4 of the Supplemental Indenture dated as of November 1, 1962, GEORGIA is required to certify to the Trustee unfunded net property additions or to deposit with the Trustee cash or bonds in an amount equal to the amount by which annual expenditures for renewals and replacements of the mortgaged property are less than 2.25% of the average annual amount of depreciable mortgaged property or such revised percentage as shall be authorized or approved by the SEC, or any successor commission, under the Public Utility Holding Company Act of 1935. Any available replacement credit may be carried forward and deposited cash or bonds may be withdrawn, used or applied in accordance with the provisions of such section.

             Any limitation on the right of GEORGIA to redeem new Bonds through the operation of the replacement provisions of the Mortgage will be described in the Prospectus Supplement.

             The Mortgage (Section 7.17) provides for an examination of the mortgaged property by an independent engineer at least once in every five years. GEORGIA covenants to make good any maintenance deficiency shown by the certificate of such engineer and to record retirements as called for thereby.

             Issuance of Additional Bonds: Additional bonds may be issued under the Mortgage (a) under Article IV to the extent of 60% of the cost or fair value at date of acquisition, whichever is less, of unfunded net property additions, as defined in the Mortgage (Section 1.07), or (b) under Article V against the retirement of other bonds theretofore outstanding under the Mortgage, or (c) under Article VI against the deposit of cash equal to the principal amount of bonds to be issued. However, such additional bonds may be issued, except in certain cases when issued under Article V, only if, for any period of 12 consecutive calendar months within the 15 preceding calendar months, GEORGIA's net earnings, as defined in the Mortgage (Section 1.09, as amended), shall have been at least twice the annual interest charges on all bonds outstanding, including the additional bonds applied for and all outstanding prior lien bonds and other indebtedness of the character described in the Mortgage. Such net earnings are computed, in effect, after deducting
       (i) all  operating  expenses  other than  taxes measured by income  and
       (ii) the amount, if any, by which the charges for depreciation are less than 2.25% of the average of the amounts of depreciable property on the first and last days of such period.

             Cash deposited as the basis for the issuance of bonds may be applied to the retirement of bonds or be withdrawn against the deposit of bonds or be withdrawn to the extent of 60% of the cost or fair value, whichever is less, of unfunded net property additions
       (Article VI).

             Section 2.01 of the Mortgage, as amended by Section 1 of the Supplemental Indenture dated as of October 25, 1972, as further amended by Section 5 of the First Supplemental Indenture dated as of April 1, 1978 and as further amended by Section 5 of the Supplemental Indenture dated as of October 1, 1982, provides that the aggregate principal amount of bonds which may be secured thereby shall be such aggregate principal amount as may now or hereafter from time to time be authenticated and delivered under the provisions thereof, provided, however, that until an indenture or indentures supplemental thereto shall be executed and delivered by GEORGIA to the Trustee pursuant to authorization by the Board of Directors and stockholders of GEORGIA and filed for record in all counties in which the mortgaged property is located, increasing or decreasing the amount of future advances and other indebtedness and sums which may be secured thereby, the Mortgage may secure future advances and other indebtedness and sums not to exceed in the aggregate $5,000,000,000. Said Section 2.01, as amended, also provides that such a supplemental indenture shall be executed and delivered by GEORGIA and the Trustee upon the delivery by GEORGIA to the Trustee of evidence conforming to the requirements of the Mortgage of the due authorization thereof by the Board of Directors and stockholders of GEORGIA. No action by bondholders is required.

             Release and Substitution of Property: The Mortgage (Article X) provides that, subject to various limitations, property may be released from the lien thereof when sold or exchanged, upon the basis of cash deposited with the Trustee, bonds or purchase money obligations delivered to the Trustee, prior lien bonds delivered to the Trustee or reduced or assumed, or property additions certified to the Trustee or acquired in exchange for the property released.

             The Mortgage (Section 10.05) permits the cash proceeds of released property and other funds to be withdrawn upon a showing that unfunded net property additions exist or against the deposit of bonds, or to be applied to the retirement of bonds.

             Restrictions  on  Common   Stock  Dividends: By  Section 4  of
       the Supplemental Indenture dated as of May 1, 1995, so long as any of the bonds issued thereunder are outstanding, cash dividends may not be paid or distributions be made on Common Stock (except where an equal amount is concurrently repaid as a capital contribution or as the purchase price of Common Stock) or Common Stock be purchased in an aggregate amount which would exceed earned surplus accumulated after March 31, 1995, plus earned surplus accumulated prior to April 1, 1995 in an amount not exceeding $518,000,000, plus such additional amount as shall be authorized or approved by the SEC, or any successor commission, under the Public Utility Holding Company Act of 1935. There are various other dividend restrictions in the Mortgage which remain in effect so long as bonds of other series are outstanding.

             Any restrictions on dividends and distributions on Common Stock in the new Supplemental Indenture will be set forth in the Prospectus Supplement.

             See also "Description of New Stock -- Restrictions on Common Stock Dividends" herein.

             Modification of the Mortgage: By Section 5(f) of the Supplemental Indenture dated as of June 1, 1981, after the bonds of all series created prior to June 1, 1981 have been retired, the Mortgage may be modified with the consent of the holders of not less than a majority in principal amount of the bonds at the time outstanding which would be affected by the action proposed to be taken. However, the bondholders shall have no power (i) to extend the fixed maturity of any bonds, or reduce the rate or extend the time of payment of interest thereon, or reduce the principal amount thereof, without the express consent of the holder of each bond which would be so affected, or (ii) to reduce the aforesaid percentage of bonds, the holders of which are required to consent to any such modification, without the consent of the holders of all bonds outstanding, or (iii) to permit the creation by GEORGIA of any mortgage or pledge or lien in the nature thereof, not otherwise permitted under the Mortgage, ranking prior to or equal with the lien of the Mortgage on any of the mortgaged and pledged property, or (iv) to deprive the holder of any bond outstanding under the Mortgage of the lien thereof on any of the mortgaged and pledged property. The Trustee shall not be obligated to enter into a supplemental indenture which would affect its own rights, duties or immunities under the Mortgage or otherwise.

             Regarding the Trustee: Chemical Bank is Trustee under the Mortgage. Such bank is a depositary of GEORGIA, and GEORGIA and affiliates of GEORGIA from time to time make borrowings from such bank.

             Enforcement Provisions: The Mortgage (Section 11.05) provides that, upon the occurrence of certain events of default, the Trustee or the holders of not less than 20% in principal amount of outstanding bonds may declare the principal of all outstanding bonds immediately due and payable, but that, upon the curing of any such default, the holders of a majority in principal amount of outstanding bonds may waive such default and its consequences.

             The holders of a majority in principal amount of outstanding bonds may direct the time, method and place of conducting any proceedings for the enforcement of the Mortgage (Section 11.12). No holder of any bond has any right to institute any proceedings to enforce the Mortgage or any remedy thereunder, unless such holder shall previously have given to the Trustee written notice of a default, and unless such holder or holders shall have tendered to the Trustee indemnity against costs, expenses and liabilities, and unless the holders of not less than 20% in principal amount of outstanding bonds shall have tendered such indemnity and requested the Trustee to take action and the Trustee shall have failed to take action within 60 days
       (Section 11.14).

             Defaults: By Section 11.01 of the Mortgage, the following events are defined as "defaults": failure to pay principal; failure for 60 days to pay interest; failure for 90 days to pay any sinking or other purchase fund installment; certain events in bankruptcy, insolvency or reorganization; and failure for 90 days after notice to perform other covenants. By Section 9.03 of the Mortgage, a failure by GEORGIA to deposit or direct the application of money for the redemption of bonds called for redemption also constitutes a default.

             Evidence as to Compliance with Conditions and Covenants: The Mortgage requires GEORGIA to furnish to the Trustee, among other things, a certificate of officers and an opinion of counsel as evidence of compliance with conditions precedent provided for therein; a certificate of an engineer (who, in certain instances, must be an independent engineer) with respect to the fair value of property certified or released; and a certificate of an accountant (who, in certain instances, must be an independent public accountant) as to compliance with the earnings, improvement fund and replacement requirements. Various certificates and other documents are required to be filed periodically or upon the happening of certain events.

                                       DESCRIPTION OF NEW STOCK

             The new Class A Preferred Stock may be issued and sold by GEORGIA in one or more classes (constituting series of Class A Preferred Stock). In the following description, references to the "new Stock" are to new Class A Preferred Stock of the particular class referred to in the Prospectus Supplement.

             General: The new Stock is to be created by amendment to the charter of GEORGIA. The statements herein concerning the new Stock are an outline and do not purport to be complete descriptions thereof. They make use of defined terms and are qualified in their entirety by express reference to the cited provisions of the charter and amendments thereto, copies of which are filed as exhibits to the registration statement or incorporated by reference therein.

             In addition to the Class A Preferred Stock, which is without par value but which has a stated value of $25 per share, GEORGIA has authorized and there are also outstanding shares of Preferred Stock without par value but which have a stated value of $100 per share. The Class A Preferred Stock ranks on a parity as to dividends and assets with the outstanding Preferred Stock and has the same rights and preferences as the outstanding Preferred Stock. As more fully stated below, on all matters submitted to a vote of the holders of the Preferred Stock and the Class A Preferred Stock (other than a change in the rights and preferences of only one, but not the other, such kind of stock), both kinds of stock vote together as a single class, each share of Preferred Stock being counted as one and each share of Class A Preferred Stock being counted as one-quarter.

             The new Stock will not be subject to further calls or to assessment by GEORGIA. Of the consideration to be received therefor, $25 per share will be credited to Preferred Capital Stock Account and any amount received in excess of $25 per share will be credited to Premium on Preferred Stock Account.

             The new Stock will be transferable at the office of Southern Company Services, Inc., 64 Perimeter Center East, Atlanta, Georgia 30346. The registrar will be Southern Company Services, Inc.

             Any proposed listing of the new Stock on a securities exchange will be described in the Prospectus Supplement.

             Dividend Rights and Provisions: The holders of the Preferred Stock and the Class A Preferred Stock of each class are entitled to receive cumulative dividends,payable when and as declared by the Board of Directors, at the rates determined for the respective classes, before any dividends may be declared or paid on the Common Stock. Dividends on the Preferred Stock and the Class A Preferred Stock must have been or be contemporaneously declared and set apart for payment, or paid, on the Preferred Stock and the Class A Preferred Stock of all classes for all dividend periods terminating on the same or on an earlier date (General Provisions a and b).

             The Prospectus Supplement  will set forth the dividend  rate provisions of the new Stock, including the payment dates and the rate or rates, or the method of determining the rate or rates (which
       may   involve  periodic  dividend  rate  settings  through remarketing or auction procedures or pursuant to one or more formulae, as described in the Prospectus Supplement). Dividends payable on the new Stock will be cumulative from the date of original issue.

             Restrictions on Common Stock Dividends: GEORGIA's charter limits cash dividends on Common Stock to 50% of net income available for such stock during a prior period of 12 months if, calculated on a corporate basis, the ratio of Common Stock equity to total capitalization, including surplus, adjusted to reflect the payment of the proposed dividend, is below 20%, and to 75% of such net income if such ratio is 20% or more but less than 25% (General Provisions b).

             See also "Description of New Bonds -- Restrictions on Common Stock Dividends" herein.

             Redemption Provisions: The redemption provisions applicable to the new Stock will be described in the Prospectus Supplement.

             The charter provides that, so long as any shares of the Preferred Stock originally issued after December 31, 1952 or any shares of the Class A Preferred Stock are outstanding, GEORGIA shall not redeem, purchase or otherwise acquire any shares of the Preferred Stock or Class A Preferred Stock, if, at the time of such redemption, purchase or other acquisition, dividends payable on the Preferred Stock or Class A Preferred Stock of any class shall be in default in whole or in part, unless, prior to or concurrently with such redemption, purchase or other acquisition, all such defaults shall be cured or unless such redemption, purchase or other acquisition shall have been ordered, approved or permitted by the SEC, or by any successor commission thereto, under the Public
       Utility Holding Company Act of 1935 (General Provisions d).

             Voting Rights: Except as otherwise provided by law or in the charter, the exclusive right to vote is vested in the holders of the Common Stock; provided, however, that, if and so long as four quarterly dividends payable on the Preferred

       Stock or Class A Preferred Stock of any class shall be in default, the holders of the Preferred Stock and Class A Preferred Stock of all classes will have the exclusive right, voting separately from any other kind of stock and as a single class (each share of Preferred Stock being counted as one and each share of Class A Preferred Stock being counted as one-quarter), to elect the smallest number of directors which shall constitute a majority of the then authorized number of directors and one vote per share for each share of Preferred Stock and one-quarter vote per share for each share of Class A Preferred Stock on all other matters (Voting Powers).

             The affirmative vote of 66 % of the total number of shares of Preferred Stock and Class A Preferred Stock at the time outstanding (each share of Preferred Stock being counted as one and each share of Class A Preferred Stock being counted as one-quarter) is required to authorize the issuance (within 180 days after such vote) of any kind of stock preferred as to dividends or assets over the Preferred Stock or the Class A Preferred Stock or any security convertible into any such kind of stock, or to adopt a charter amendment which would either authorize or create any kind of stock preferred as to dividends or assets over the Preferred Stock or the Class A Preferred Stock or change any of the rights and preferences of the outstanding Preferred Stock or Class A Preferred Stock in any manner so as to affect adversely the holders thereof; provided, however, that, if any such change would adversely affect the holders of only one, but not the other, such kind of stock, only the vote of the holders of at least 66 % of the outstanding shares of the kind so affected would be required (General Provisions e).

             The affirmative vote of a majority of the total number of shares of Preferred Stock and Class A Preferred Stock at the time outstanding (each share of Preferred Stock being counted as one and each share of Class A Preferred Stock being counted as one-quarter) is required for --

             (1) a disposition of substantially all of GEORGIA's property or a merger or consolidation, unless such action has been approved by the SEC, or by any successor commission thereto, under the Public Utility Holding Company Act of 1935;

             (2) the issue or assumption of securities representing unsecured debt (other than for the purpose of refunding or renewing outstanding unsecured securities resulting in equal or longer maturities or redeeming or otherwise retiring all outstanding shares of the Preferred Stock and Class A Preferred Stock or of any senior or equally ranking stock) if immediately after such issue or assumption (i) the total outstanding principal amount of all securities representing unsecured debt will thereby exceed 20% of the aggregate of all existing secured debt and the capital stock, premiums thereon, and surplus, as stated
             on the books,  or  (ii)   the  total  outstanding  principal
             amount of all securities representing unsecured debt of maturities of less than ten years will thereby exceed 10% of such aggregate. For the purpose of this provision, the payment due upon the maturity of unsecured debt having an original single maturity in excess of ten years or the payment due upon the final maturity of any unsecured serial debt which had original maturities in excess of ten years shall not be regarded as unsecured debt of a maturity of less than ten years until such payment shall be required to be made within three years; or

             (3) the issue of shares of Preferred Stock if the total number of shares thereof to be outstanding would exceed 548,439 shares, or the issue of any shares of Class A Preferred Stock, or the issue of any stock ranking equally with the Preferred
             Stock and Class A Preferred Stock, or the reissue of any shares of Preferred Stock or Class A Preferred Stock or equally ranking stock which have been redeemed, purchased or otherwise acquired by GEORGIA, unless (a) net income available for dividends for a period of 12 consecutive calendar months within the 15 preceding calendar months is at least equal to two times annual dividend requirements on all shares of Preferred Stock and Class A Preferred Stock and senior or equally ranking stock to be outstanding; (b) gross income available for interest for a period of 12 consecutive calendar months within the 15 preceding calendar months is at least equal to one and one-half times the aggregate of annual interest requirements and annual dividend requirements on all shares of Preferred Stock and Class A Preferred Stock and senior or equally ranking stock to be outstanding; and (c) the aggregate of Common Stock capital and surplus is not less than the aggregate amount payable upon involuntary liquidation on all shares of Preferred Stock and Class A Preferred Stock and senior or equally ranking stock to be outstanding (General Provisions f).

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

             With respect to the limitations described in (2) above, pursuant to the affirmative vote in favor thereof of a majority of the total number of outstanding shares of Preferred Stock and Class A Preferred Stock at a special meeting of the holders thereof held on September 29, 1993, GEORGIA is authorized, notwithstanding such limitations, to issue or assume until July 1, 2003 securities representing unsecured short-term debt in excess of 10% of capital, surplus and secured debt, provided that (a) none of such additional short-term debt outstanding on July 1, 2003 shall mature on or after January 1, 2004, and (b) GEORGIA's total indebtedness represented by unsecured securities shall at no time exceed 20% of capital, surplus and secured debt.

             Liquidation Rights: Upon voluntary or involuntary liquidation, the holders of the Preferred Stock and Class A Preferred Stock of each class, without preference between kinds or classes of stock, are entitled to receive the amount specified to be payable on the shares of such class (which, in the case of the new Stock, is $25 per share on involuntary liquidation or an amount equivalent to the then current regular redemption price per share on voluntary liquidation, plus accrued dividends in each case) before any distribution of assets may be made to the holders of the Common Stock. Available assets, if insufficient to pay such amounts to the holders of the Preferred Stock and Class A Preferred Stock, are to be distributed pro rata to the payment, first of $100 per share on each outstanding share of Preferred Stock and of $25 per share on each outstanding share of Class A Preferred Stock, second of accrued dividends, and third of any premium (General Provisions c).

             Sinking Fund: The terms and conditions of a sinking or purchase fund, if any, for the benefit of the holders of the new Stock will be set forth in the Prospectus Supplement.

             Other Rights: The holders of the new Stock do not have any pre-emptive or conversion rights, except as otherwise described in the Prospectus Supplement.

                                      LEGAL OPINIONS AND EXPERTS

             Troutman Sanders, Atlanta, Georgia, general counsel for GEORGIA, will render an opinion as to the legality of the new First Mortgage Bonds and the new Class A Preferred Stock. A separate firm may act as counsel for the underwriters or purchasers and render an opinion to them as to the legality of the new First Mortgage Bonds and the new Class A Preferred Stock.

             The financial statements  and schedules of  GEORGIA included in
       GEORGIA's  Annual Report on Form 10-K for  the year ended
       December 31,  1994, incorporated by reference in this  Prospectus,
       have  been  audited  by   Arthur  Andersen LLP,  independent   public
       accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to said reports, which include explanatory paragraphs which refer to an uncertainty with respect to the actions of the regulators regarding the recoverability of GEORGIA's investment in the Rocky Mountain pumped storage hydroelectric project and to the changes in the methods of accounting for postretirement benefits other than pensions and for income taxes. With respect to the GEORGIA unaudited interim financial information for the periods ended March 31, 1995 and 1994 included in GEORGIA's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, and incorporated by reference herein, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information. However, their separate report thereon states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures employed. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

             Statements as to  matters of law and legal  conclusions in
       GEORGIA's Annual Report on Form 10-K for the year ended December 31, 1994, relating to titles to property of GEORGIA and SEGCO under "Item 2--Properties--Titles to Property", relating to GEORGIA
       and   SEGCO  under  "Item   1--Business--Regulation"  and   relating
       to  GEORGIA  under "Item 1--Business--Competition"  and
       "Item  1--Business--Rate   Matters",  have   been  reviewed as to
       GEORGIA by Troutman Sanders, general counsel for GEORGIA, and as to

       SEGCO by Balch & Bingham, general counsel for SEGCO, and such statements are made, respectively, upon the authority of such firms as experts.

                                         PLAN OF DISTRIBUTION

             GEORGIA may  sell the new First Mortgage Bonds  and new Class
       A Preferred Stock in one or more transactions. Purchasers of the new First Mortgage Bonds and new Class A Preferred Stock from GEORGIA may include underwriters, dealers or purchasers acting for themselves. A Prospectus Supplement will set forth the purchase price of the new First Mortgage Bonds and new Class A Preferred Stock with respect to which an agreement of sale has been entered into by GEORGIA, the proceeds to GEORGIA from such sale, and the terms of any re-offering, including the names of any underwriters, any underwriting discounts and other items consisting of underwriters' compensation, any fixed public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any fixed public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

             If underwriters are involved in the sale, new First Mortgage Bonds or new Class A Preferred Stock will be acquired by the underwriters for their own account and may be resold from time
       to  time  in  one   or  more  transactions,   including  negotiated
       transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in a Prospectus Supplement, the obligations of the underwriters to purchase new First Mortgage Bonds or shares of new Class A Preferred Stock will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such new First Mortgage Bonds or shares of new Class A Preferred Stock if any are purchased.

             New First Mortgage Bonds and new Class A Preferred Stock may be sold directly by GEORGIA or through agents designated by GEORGIA from time to time. A Prospectus Supplement will set forth the name of any agent involved in any such offer or sale, as well as any commissions payable by GEORGIA to such agent. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

             The Prospectus Supplement will set forth the name or names and terms of appointment of any remarketing agent or agents or any auction agent or agents which may be appointed by GEORGIA in connection with any remarketing procedures or auction procedures, as the case may be, that may be applicable as described in the Prospectus Supplement.

             GEORGIA may agree to indemnify underwriters and purchasers of the new First Mortgage Bonds and new Class A Preferred Stock, and any agents designated by GEORGIA as aforesaid, against certain civil liabilities, including liabilities under the Securities Act of 1933.

             Underwriters or purchasers of the new Class A Preferred Stock may include one or more of the following: Robert W. Baird & Co. Incorporated; Bear, Stearns & Co. Inc.; J.C. Bradford & Co.; Alex. Brown & Sons Incorporated; Chase Securities Inc.; Chemical
       Securities,  Inc.;  Citicorp   Securities,  Inc.;  Dain  Bosworth
       Incorporated;   Daiwa Securities  America  Inc.;  Dillon,  Read  &
       Co. Inc.; Donaldson, Lufkin & Jenrette Securities Corporation; A.G. Edwards & Sons, Inc.; CS First Boston Corporation;
       Goldman,  Sachs  &  Co.;   Interstate/Johnson  Lane  Corporation;
       Raymond James and Associates, Inc.; Edward D. Jones & Co.; Kemper Securities Group, Inc.; W.R. Lazard; Legg Mason Wood Walker Incorporated; Lehman Brothers Inc.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Morgan Keegan & Company, Inc.; J.P. Morgan Securities Inc.; Morgan Stanley & Co. Incorporated; Nomura Securities International, Inc.; PaineWebber Incorporated; Prudential Securities Incorporated; Pryor, McClendon, Counts
       & Co., Inc.; Rauscher Pierce Refsnes, Inc.; The Robinson-Humphrey Company, Inc.; L.F. Rothschild and Co. Incorporated; Salomon Brothers Inc; Smith Barney Inc.; Swiss Bank Corporation International Securities Inc.; Thomson McKinnon Securities Inc.; Tucker Anthony Inc.; UBS Securities Inc.; Wertheim Schroder &
       Co. Incorporated;  and  Dean Witter Reynolds Inc.

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